UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2014

Commission File Number 001-34667

SEADRILL LIMITED

P.O. Box HM 1593
Par-la-Ville Place, 4th Floor
14 Par-la-Ville Road
Hamilton HM 08 Bermuda
(441)295-6935
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Seadrill Limited (the "Company"), dated January 20, 2014, announcing that the Company's majority owned subsidiary North Atlantic Drilling Ltd. ("North Atlantic Drilling") has announced its intention to offer US$600 million of unsecured senior notes due 2019 (the "Notes").

Attached hereto as Exhibit 99.2 is a copy of the press release of the Company, dated January 24, 2014, announcing that North Atlantic Drilling has announced the commencement of its initial public offering of common shares.

Attached hereto as Exhibit 99.3 is a copy of the press release of the Company, dated January 28, 2014, announcing that North Atlantic Drilling has announced the pricing of the Notes.

Attached hereto as Exhibit 99.4 is a copy of the press release of the Company, dated January 28, 2014, announcing that North Atlantic Drilling has announced the pricing of its initial public offering of common shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED (Registrant)

Dated: February 5, 2014	By:	/s/ Georgina Sousa Georgina Sousa Secretary

EXHIBIT 99.1

NADL - North Atlantic Drilling Ltd. Announces Proposed Offering of US$600 Million of Unsecured Senior Notes due 2019

Hamilton, Bermuda, January 20, 2014 - North Atlantic Drilling Ltd. ("North Atlantic Drilling"), our majority owned subsidiary, announced today that it intends to offer US$600 million in aggregate principal amount of unsecured senior notes due 2019 (the "Notes") in a private offering within the United States to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the "Securities Act"), and to certain other persons outside of the United States in reliance on Regulation S under the Securities Act.

North Atlantic Drilling intends to use the net proceeds of this offering for the prepayment of existing indebtedness, including a premium on early settlement, transaction expenses and general corporate purposes.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the Notes, nor shall there be any sale of the Notes in any jurisdiction in which such offer, solicitation or sale is unlawful. Any offer of the Notes will be made only by means of a private offering memorandum.

The Notes have not been, and will not be, registered under the Securities Act or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements under the Securities Act.

The statements in this news release that are not historical facts may be forward-looking statements. Such forward looking statements are based upon the current beliefs and expectations of North Atlantic Drilling's management and are subject to risks and uncertainties which could cause actual results to differ from the forward looking statements. The information set forth herein should be read in light of such risks. North Atlantic Drilling does not assume any obligation to update the information contained in this news release.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

EXHIBIT 99.2

NADL - North Atlantic Drilling Ltd. Announces the Initial Public Offering of its Common Shares

Hamilton, Bermuda, January 24, 2014 - North Atlantic Drilling Ltd. ("North Atlantic Drilling"), our majority owned subsidiary, announced today the commencement of its initial public offering of 13,513,514 common shares.  North Atlantic Drilling will grant the underwriters a 30-day option to purchase up to 2,027,027 additional common shares.  The common share amounts are based on an assumed initial public offering price of $9.25 per share, which is the mid-point of the estimated price range of $8.50 to $10.00 per common share for this offering.  The net proceeds of this public offering are expected to be used for general corporate purposes and working capital.

On January 23, 2014, the closing price of North Atlantic Drilling's common shares on the Norwegian OTC List was $8.97 per share (based upon the Bloomberg Composite Rate of $0.1639 per NOK 1.00 in effect on that date).

This initial public offering is being made pursuant to a registration statement on Form F-1 (File No. 333-185394), including a prospectus, previously filed with the U.S. Securities and Exchange Commission (the "SEC").  North Atlantic Drilling has been approved for listing of the common shares on the New York Stock Exchange under the symbol "NADL," subject to official notice of issuance.

Concurrent with the initial public offering, North Atlantic Drilling plans to offer to exchange all of the unregistered common shares that it previously issued in its prior equity private placements, other than the common shares owned by affiliates of North Atlantic Drilling, for common shares that have been registered under the Securities Act of 1933, as amended, which North Atlantic Drilling refers to as the Exchange Offer. North Atlantic Drilling has filed a registration statement on Form F-4 (File No. 333-185395) to register the common shares to be offered by North Atlantic Drilling in the Exchange Offer.  North Atlantic Drilling expects such registration statement to become effective concurrently with the registration statement related to the initial public offering.

Morgan Stanley & Co. LLC is acting as the lead book-running manager for the initial public offering. Barclays Capital Inc., Goldman, Sachs & Co. and RS Platou Markets AS are acting as joint book-running managers for the offering. DNB Markets and Scotiabank / Howard Weil are acting as co-managers for the offering.  RS Platou Markets AS is not a U.S. registered broker-dealer and, therefore, intends to participate in the offering outside of the United States and, to the extent that the offering of any common shares by RS Platou Markets AS is within the United States, RS Platou Markets AS will offer to and place common shares with investors through RS Platou Markets, Inc., an affiliated U.S. registered broker-dealer. The activities of RS Platou Markets AS in the United States will be only to the extent permitted by Rule 15a-6 under the Securities Exchange Act of 1934, as amended.The initial public offering is being made by means of a prospectus. A written prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, when available, may be obtained from:

Morgan Stanley & Co. LLC at 180 Varick Street, Second Floor, New York, New York 10014, Attention: Prospectus Department.

Barclays Capital Inc. c/o Broadridge Financial Solutions at 1155 Long Island Avenue, Edgewood, NY 11717, Attention: Prospectus Department, Barclaysprospectus@broadridge.com, (888) 603-5847.

Goldman, Sachs & Co. at 200 West Street, New York, NY 10282, Attention: Prospectus Department.

RS Platou Markets AS at Haakon VII's gate 10, P.O. Box 1474 Vika, 0116 Oslo, Norway, Attention: Elisabeth Wiger, office@platou.com or RS Platou Markets, Inc., 410 Park Avenue, Suite 710, New York, NY 10022, Attention Raquel Lucas, toll free 855-864-2265.

A registration statement relating to these securities has been filed with the SEC, but has not yet become effective. The securities may not be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities issuable pursuant to the registration statement, nor will there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The statements in this news release that are not historical facts may be forward-looking statements. Such forward looking statements are based upon the current beliefs and expectations of North Atlantic Drilling's management and are subject to risks and uncertainties which could cause actual results to differ from the forward looking statements. The information set forth herein should be read in light of such risks. North Atlantic Drilling does not assume any obligation to update the information contained in this news release.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

EXHIBIT 99.3

NADL - North Atlantic Drilling Ltd. Announces Pricing of Offering of US$600 Million of Unsecured Senior Notes due 2019

Hamilton, Bermuda, January 28, 2014 - North Atlantic Drilling Ltd. ("North Atlantic Drilling"), our majority owned subsidiary, announced today the pricing of its previously announced offering of US$600 million in aggregate principal amount of its 6.25% Senior Notes due 2019 (the "Notes") in a private offering within the United States to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the "Securities Act"), and to certain other persons outside of the United States in reliance on Regulation S under the Securities Act.  The sale of the Notes is expected to be consummated on January 31, 2014, subject to customary closing conditions.

North Atlantic Drilling intends to use the net proceeds of this offering for the prepayment of existing indebtedness, including a premium on early settlement, transaction expenses and general corporate purposes.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the Notes, nor shall there be any sale of the Notes in any jurisdiction in which such offer, solicitation or sale is unlawful. Any offer of the Notes will be made only by means of a private offering memorandum.

The Notes have not been, and will not be, registered under the Securities Act or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements under the Securities Act.

The statements in this news release that are not historical facts may be forward-looking statements. Such forward looking statements are based upon the current beliefs and expectations of North Atlantic Drilling's management and are subject to risks and uncertainties which could cause actual results to differ from the forward looking statements. The information set forth herein should be read in light of such risks. North Atlantic Drilling does not assume any obligation to update the information contained in this news release.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

EXHIBIT 99.4

NADL - North Atlantic Drilling Ltd. Announces Pricing of its Initial Public Offering of its Common Shares

Hamilton, Bermuda, January 28, 2014 - North Atlantic Drilling Ltd. ("North Atlantic Drilling"), our majority owned subsidiary, announced today that it has priced its initial public offering of 13,513,514 common shares at $9.25 per share.  North Atlantic Drilling has granted the underwriters a 30-day option to purchase up to 2,027,027 additional common shares.  At the request of the Company, the underwriters have agreed to sell us up to 10% of the common shares to be offered and sold in this offering, excluding common shares that may be sold pursuant to the underwriters' option to purchase additional common shares.  The net proceeds of this public offering are expected to be used for general corporate purposes and working capital.

The Company's common shares are expected to commence trading on January 29, 2014 on the New York Stock Exchange under the symbol "NADL." The offering is expected to close on February 3, 2014, subject to customary conditions.

Concurrently with the pricing of the initial public offering, North Atlantic Drilling plans to offer to exchange all of the unregistered common shares that it previously issued in its prior equity private placements, other than the common shares owned by affiliates of North Atlantic Drilling, for common shares that have been registered under the Securities Act of 1933, as amended, which is referred to as the Exchange Offer. North Atlantic Drilling has filed a registration statement on Form F-4 (File No. 333-185395) to register the common shares to be offered by North Atlantic Drilling in the Exchange Offer. North Atlantic Drilling expects such registration statement to become effective concurrently with the registration statement related to the initial public offering.

Morgan Stanley & Co. LLC is acting as the lead book-running manager for the initial public offering. Barclays Capital Inc., Goldman, Sachs & Co. and RS Platou Markets AS are acting as joint book-running managers for the offering. DNB Markets and Scotiabank / Howard Weil are acting as co-managers for the offering. RS Platou Markets AS is not a U.S. registered broker-dealer and, therefore, intends to participate in the offering outside of the United States and, to the extent that the offering of any common shares by RS Platou Markets AS is within the United States, RS Platou Markets AS will offer to and place common shares with investors through RS Platou Markets, Inc., an affiliated U.S. registered broker-dealer. The activities of RS Platou Markets AS in the United States will be only to the extent permitted by Rule 15a-6 under the Securities Exchange Act of 1934, as amended.

The initial public offering is being made by means of a prospectus. A written prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, when available, may be obtained from:

Morgan Stanley & Co. LLC at 180 Varick Street, Second Floor, New York, New York 10014, Attention: Prospectus Department.

Barclays Capital Inc. c/o Broadridge Financial Solutions at 1155 Long Island Avenue, Edgewood, NY 11717, Attention: Prospectus Department, Barclaysprospectus@broadridge.com, (888) 603-5847.

Goldman, Sachs & Co. at 200 West Street, New York, NY 10282, Attention: Prospectus Department.

RS Platou Markets AS at Haakon VII's gate 10, P.O. Box 1474 Vika, 0116 Oslo, Norway, Attention: Elisabeth Wiger, office@platou.com or RS Platou Markets, Inc., 410 Park Avenue, Suite 710, New York, NY 10022, Attention Raquel Lucas, toll free 855-864-2265.

A registration statement relating to these securities has been filed with and declared effective by the Securities and Exchange Commission ("SEC"). The registration statement is available on the SEC's website at www.sec.gov.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities issuable pursuant to the registration statement, nor will there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The statements in this news release that are not historical facts may be forward-looking statements. Such forward looking statements are based upon the current beliefs and expectations of North Atlantic Drilling's management and are subject to risks and uncertainties which could cause actual results to differ from the forward looking statements. The information set forth herein should be read in light of such risks. North Atlantic Drilling does not assume any obligation to update the information contained in this news release.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.